

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
S. Jane Bell
Chief Financial Officer
Besra Gold, Inc.
Suite 500-10 King Street East
Toronto, Ontario, Canada, M5C 1C3

> **Re: Besra Gold, Inc.**
> **Form 20-F for the Fiscal Year Ended**
> **June 30, 2013**
> **Filed September 18, 2013**
> **Form 6-K Filed December 5, 2013**
> **File No. 000-52324**

Dear Ms. Bell:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2013
Item 4. Information on the Company, page 17
4D. Property, Plant and Equipment, page 25
Global Resource Estimates, page 27

1. We note your disclosure regarding your Phuoc Son resource estimate stating that you use an upper cutoff grade and no lower cut-off grade when determining your mineral resources. Please help us understand this disclosure by explaining how you demonstrate a reasonable prospect of economic extraction without a lower cut-off grade. In your response please tell us the metal prices used to determine your mineral resources.

Item 5. Operating and Financial Review and Prospects, page 57
5A. Operating Results, page 58
Operating Review, page 58

2. We note you provide "operating cash cost per ounce sold" and "operating cash costs per ounces produced" metrics on a consolidated and on individual mine bases. You define these metrics in footnotes 1 and 2 and refer readers to "the Non-IFRS Measures section of the Company's MD&A." However, we have not found this section. Please amend to include the Item 10(e) of Regulation S-K disclosures on non-IFRS Measures. Refer to General Instruction C.(e) of Form 20-F.

Cost of sales, page 58

3. We note that you disclose the metric "all-in sustaining costs" and provide a comparison from period to period to explain cost of sales. Please expand your disclosure to clearly describe the nature and calculation of each of the adjustments included in all-in sustaining costs per ounce. Also, provide a discussion of the underlying reasons for the significant reduction in these costs from period to period. Please provide us with revised disclosure.

4. Please describe your cost of sales, and to the extent material, discuss the year over year changes separately for Phuoc Son Plant and Bong Mieu Plant. In addition, expand your discussion to describe the causal factors for the reduction of cost per tonne milled at Bong Mieu and Phuoc Son.

Phuoc Son Gold Project, Vietnam, page 59

5. Your discussions of operating results, especially sales from Phuoc Son and Bong Mieu [page 61], focuses mainly on the quarterly analysis of June 30, 2013 and June 30, 2012. Please revise to include a discussion of material changes from year to year as required by Item 5 of Form 20-F.

6. You disclose that you pay "the Vietnam Government a royalty equal to 15% of the sales value of gold production in Vietnam from Phuoc Son." Please revise to clarify how this percentage is determined, e.g., contractually fixed, and any expected changes of royalty payments in future. In addition, please disclose the same information on royalty payments for the Bong Mieu Gold Project on page 61.

Environmental Fees, page 63

7. You disclose that environmental fees were introduced in January 2012 and are based
    on the volume of ore mined. Please clarify to describe how the environmental fees
    are calculated and whether you expect any changes in the fees to occur in the future.

5B. Liquidity and Capital Resources, page 64
Cash from Operating Activities, page 65

8. Your discussion of cash from operating activities merely recites the amounts of cash
    flow provided by operating activities from your consolidated statements of cash
    flows. Please revise to provide a description of the internal and external sources of
    liquidity and a brief description of any unused sources of liquidity and how you
    propose to provide the additional working capital needed. Refer to Item 5.B.1.(a) of
    Form 20-F.

Investing Activities, page 65

9. We note from page 64 that your current liabilities exceeded your current assets by
    US$21,337,451 and you disclose that there is a substantial doubt regarding your ability to
    continue as a going concern. Please expand your disclosure to include the information
    regarding your material commitments for capital expenditures as of June 30, 2013 and
    any subsequent interim period and an indication of the general purpose of such
    commitments and the anticipated sources of funds needed to fulfill such commitments.
    Refer to Item 5.B.3 of Form 20-F.

Financing Activities, page 65

10. We note Phuoc Son Gold Company Limited entered into a loan agreement with a
    Vietnamese bank for a maximum borrowing of US$18,000,000 and the carrying
    amount of the loan was US$5,000,000 as of June 30, 2013. Please revise to disclose
    the date of the loan agreement, the dates of your first principal drawdown and any
    repayments, if any, and the maturity date of this loan.

Item 17: Financial Statements

11. It appears to us that your financial statements should be presented in accordance with
    Item 18 of Form 20-F instead of Item 17. Please refer to General Instruction E.
    (c)(2) of Form 20-F and revise the disclosures on non-financial statement pages 81
    and 92 and elsewhere as necessary.

12. We note you provide your statements of Income (Loss) and Comprehensive Income (loss), Changes in Equity and Cash Flows for the fiscal year ended June 30, 2013, six-month period ended June 30, 2012 and fiscal year ended December 31, 2011. However, the financial statements presented do not meet the requirement in Item 8.A.2 of Form 20-F which requires comparative financial statements that cover the latest three financial years. Specifically, the six month transition period, i.e., six months ended June 30, 2012, is not considered to be equivalent to one year of financial statements. Please amend to include an additional period of audited financial statements to comply with the three year requirement or tell us why no revision is required.

Notes to the Consolidated Financial Statements, page 65
4. Summary of Significant Accounting Policies, page 66
Mine Properties, page 66
Exploration and Evaluation Expenditure, page 67

13. We note your disclosure that you defer all exploration and evaluation expenditures until the project they relate to is placed into production. We also note that they will be "amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production." Tell us how your accounting policy complies with IFRS 6, paragraph 17, which requires the reclassification of exploration and evaluation assets when the technical feasibility and commercial viability are demonstrable. If applicable, please provide us with a draft of your proposed disclosures.

Deferred Development Costs, page 67

14. You disclose that development costs are and will be "amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production." We also note both Bong Mieu Gold Property and Phuoc Son Gold Property are in production [page 17] with established proven and probable reserve [page 27]. Please clarify whether you use measured and indicated resources to amortize these deferred costs. To the extent you use measured and indicated resources to amortize these deferred costs, please explain your rationale and clarify your disclosure.   Provide us with a draft of your proposed disclosures.

Revenue Recognition, page 73

15. We note that revenue from the sale of gold and silver is recognized when the risks and rewards of ownership have been transferred. We also note that the risks and rewards of ownership for gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer.   Please tell us if you are selling your products to a refiner or broker and how you determine that the products are sold to the end consumer. In addition, tell us how and when the sales price is determined.

16. We note your policy that by-product revenue is netted against cost of sales. Please quantify the amount of by-product revenues. If by-product revenues are material, please revise to classify by-product revenues as revenues.

Note 27. Prior Period Reclassifications, page 98

17. We note that you have reclassified costs related to environmental fees from costs of goods to a separate line below gross profit in the current year. Please explain to us how the current presentation is preferable.

Form 6-K dated December 5, 2013
Exhibit 99.1

18. Please forward to our engineer, as supplemental information and not as part of your filing, the feasibility study for your Bau Gold Project in East Malaysia, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

S. Jane Bell
Besra Gold, Inc.
January 14, 2014
Page 6

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining